Exhibit 99.1

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

		As of	As of
		September 30,	March 31,
	Notes	2022	2022
		USD	USD
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$9,990,561	$21,925,322
Accounts receivable, net	3	7,928,584	15,247
Loans receivable, net - current	4	—	—
Prepayments and other assets	5	2,052,286	887,960
Inventories	6	899,555	7,795,822
Other receivable - current	7	—	20,000,000
TOTAL CURRENT ASSETS		20,870,986	50,624,351
Property and equipment, net	8	36,308	55,433
TOTAL ASSETS		$20,907,294	$50,679,784

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	11	1,182,378	1,069,049
Taxes payable	14	108,711	125,153
Amount due to related parties	12	9,686,151	37,200,000
TOTAL CURRENT LIABILITIES		10,977,240	38,394,202
TOTAL LIABILITIES		10,977,240	38,394,202

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 500,000,000 shares authorized, 69,763,933 and 69,763,933 shares issued, 68,598,050 and 68,598,050 shares outstanding as of September 30, 2022 and March 31, 2022, respectively)	17	6,977	6,977
Additional paid-in capital		71,021,898	71,021,898
Treasury stock (1,165,883 shares as of September 30, 2022 and March 31, 2022, respectively)		(3,988,370)	(3,988,370)
Deficit		(52,297,338)	(53,107,676)
Accumulated other comprehensive loss		(4,830,322)	(1,649,223)
TOTAL SHAREHOLDERS’ EQUITY		9,912,845	12,283,606
Non-controlling interest	2	17,209	1,976
TOTAL EQUITY		9,930,054	12,285,582

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$20,907,294	$50,679,784

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

(Expressed in U.S. dollars, except for shares)

	For the Six Months Ended September 30,
	2022	2021
	USD	USD
REVENUES
Commissions from online marketplace service	$17,710	$59,664
Sale of medical devices	11,858,313	—
Interest income	—	186,888
Tax and surcharges	(3,602)	(628)
Net Revenues	11,872,421	245,924

Cost of goods sold	10,731,201	—

Gross Profit	1,141,220	245,924

OPERATING EXPENSE
Service and development	91,079	240,232
Sales and marketing	149,663	156,321
General and administrative	1,950,668	7,327,574
Finance cost	—	600,000
Share-based compensation	—	391,625
Total Operating Expenses	2,191,410	8,715,752

LOSS FROM CONTINUING OPERATIONS	(1,050,190)	(8,469,828)

OTHER INCOME (EXPENSE)
Other income	2,127,218	24,435
Other expense	(238,844)	(452,819)
Total Other Income (Expense), net	1,888,374	(428,384)

INCOME (LOSS) BEFORE INCOME TAXES	838,184	(8,898,212)

PROVISION FOR INCOME TAXES	11,746	17,902

NET INCOME (LOSS)	826,436	(8,916,114)
Less: net income attributable to non-controlling interest	16,098	—
NET INCOME(LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	810,338	(8,916,114)

OTHER COMPREHENSIVE (LOSS)INCOME
Foreign currency translation adjustment	(3,181,964)	787,969

COMPREHENSIVE (LOSS)	(2,371,626)	(8,128,145)
Less: comprehensive (loss) attributable to non-controlling interest	(865)	—
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(2,370,761)	$(8,128,145)

Net income (loss) per share
Basic	$0.01	$(0.18)
Diluted	$0.01	$(0.18)

Weighted average shares
Basic	68,598,050	50,675,357
Diluted	68,598,050	50,675,357

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except share data)

							Accumulated
							Other
	Ordinary Shares		Additional	Treasury stock		Retained	Comprehensive	Non-
	Number of		Paid-in	Number of		Earnings	income (loss)	controlling
	Shares	Amount	Capital	Shares	Amount	(Deficit)	(Loss)	interest	Total
		USD	USD		USD	USD	USD	USD	USD
April 1, 2021	50,016,457	$5,002	$60,615,048	(1,165,883)	$(3,988,370)	$(36,256,612)	$(3,103,543)	$—	$17,271,525
Private placement	19,020,000	1,902	10,015,298	—	—	—	—	—	10,017,200
Exercise of RSU	727,476	72	391,552	—	—	—	—	—	391,624
Net (loss) income for the period	—	—	—	—	—	(8,916,114)	—	—	(8,916,114)
Foreign currency translation adjustment	—	—	—	—	—	—	787,969	—	787,969

September 30, 2021	69,763,933	$6,976	$71,021,898	(1,165,883)	$(3,988,370)	$(45,172,726)	$(2,315,574)	$—	$19,552,204

April 1, 2022	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(53,107,676)	$(1,649,223)	$1,976	$12,285,582
Net (loss) income for the period	—	—	—	—	—	810,338	—	16,098	826,436
Foreign currency translation adjustment	—	—	—	—	—	—	(3,181,099)	(865)	(3,181,964)

September 30, 2022	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(52,297,338)	$(4,830,322)	$17,209	$9,930,054

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except share data)

	For the Six Months Ended September 30,
	2022	2021
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	826,436	(8,916,114)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	13,835	4,028
Share-based compensation	—	391,625
Allowance for uncollectible loans receivable	—	5,281,148
Accounts receivable and contract assets	(7,915,039)	11,038
Prepayments and other assets	(1,300,565)	42,245
Other receivables	—	4,503,875
Inventories	6,845,177	—
Accounts payable, accrued expenses and other current liabilities	209,698	(213,584)
Taxes payable	(13,658)	(279,606)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,334,116)	824,655

CASH FLOWS FROM INVESTING ACTIVITIES:	—	—
Cash received from loan repayments	20,000,000	40,705
Payment of equipment purchase	—	(10,145,281)
Acquisitions of property, equipment	—	(4,825)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	20,000,000	(10,109,401)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement	—	10,017,200
Amounts due to related parties	(27,513,849)	(676,935)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(27,513,849)	9,340,265

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(3,086,796)	272,586

NET (DECREASE) INCREASE IN CASH	(11,934,761)	328,105

CASH AND CASH EQUIVALENTS - beginning of year	21,925,322	15,128,719
CASH AND CASH EQUIVALENTS - end of year	9,990,561	15,456,824

See notes to the unaudited condensed consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - BUSINESS DESCRIPTION

Organization and description of business

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Akso Health Group (“Akso Health”), its subsidiaries, and consolidated variable interest entities (“VIEs”) (collectively the “Company”), previously operated an online Peer to Peer (“P2P”) marketplace business and micro-lending business in the People’s Republic of China (the “PRC”). Since May 2019, the Company has ceased to issue new loans through its micro-lending business and since October 2019, the Company has ceased to conduct its P2P business. On December 30, 2020, the Company completed the disposition transaction of its P2P business.

In May 2020, the Company launched its social e-commerce platform to offer high-quality and affordable branded products through collaboration with online and offline merchants. In addition, the Company is in the process of developing a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services. On December 3, 2021, the shareholders approved the Company’s plan to change its name to “Akso Health Group”. In January 2022, three centers were established in US and the Company started its business of sales of medical devices in US market. Since April 2022, the Company started its sales of medical devices in the market of China.

As of September 30, 2022, the Company’s principal subsidiaries and consolidated VIEs are as follows:

	Date of
	incorporation /	Place of	Percentage of
	acquisition	incorporation	legal ownership	Principal activities
Wholly owned subsidiaries
Hexindai Hong Kong Limited (“HK Hexindai”)	May 17, 2016	Hong Kong	100%	Investment holding
Beijing Hexin Yongheng Technology Development Co., Ltd. ( Wholly Owned Foreign Enterprise,“WOFE”)	August 8, 2016	PRC	100%	Provision of consultancy and information technology (“IT”) support
Tianjin Haohongyuan Technology Co., Ltd. (“Tianjin Haohongyuan”)	May 25, 2018	PRC	100%	Provision of consultancy and IT support
HX Asia Investment Limited	June 25, 2018	BVI	100%	Investment holding
HX China Investment Limited	January 16, 2019	BVI	100%	Investment holding
Hexin Investment Private Limited	July 15, 2020	Singapore	100%	Investment holding
We Health Limited (“We Health”)	July 8, 2021	New York	100%	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51%	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100%	Provision of health treatment services
Akso Online MediTech Co., Ltd.(“Akso Online MediTech”)	January 4, 2022	Wyoming	100%	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100%	Provision of health treatment services
Qindao Akso Health Management Co., Limited (“Qingdao Akso”)	January 26, 2022	PRC	51%	Provision of health treatment services
VIEs
Wusu Hexin Yongheng Trading Co., Ltd (“Wusu Company)	August 28, 2017	PRC	Consolidated VIE	Trading branded products and product promotion
Hexin Digital Technology Co., Ltd.(“Hexin Digital “)	August 1, 2019	PRC	Consolidated VIE	Provision of consultancy and IT support
Beijing Hexin Jiuding Technology Co., Ltd. (“Hexin Jiuding”)	January 1, 2021	PRC	Consolidated VIE	Provision of consultancy and IT support

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. Certain prior year balances in the consolidated statements of operations and comprehensive (loss) and cash flows have been reclassified to the current year’s presentation.

Basis of consolidation

The accompanying condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

Due to the disposal of the P2P business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the P2P Business have been reclassified in the accompanying condensed consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the P2P business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 4.

Consolidated VIEs

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Company operates its marketplace and restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Company consolidated financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOE are further described below.

Exclusive Business Cooperation Agreements

The Exclusive Business Cooperation Agreements enable the WOFE to receive substantially all of the assets and business of the VIEs in the PRC. Under these Agreements, the WOFE has the exclusive right to provide the VIEs with comprehensive technical support, consulting services and other services during the term of these Agreements, including but not limited to software licensing; development, maintenance and update of software, network systems, hardware and database; technical support and training for employees; consultancy on technology and market information; business management consultation; marketing and promotion services, etc. The WOFE has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services, the actual labor costs it incurs for providing the services and some other factors during the relevant period. This Agreements remain effective unless otherwise terminated in writing by WOFE.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of the VIEs agreed to pledge their equity interest in the VIEs to the WOFE to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements and any such agreements to be entered into in the future. Shareholders of the VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIEs without the prior written consent of the WOFE. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with the relevant administration for industry and commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements, each of the Shareholders of the VIE irrevocably grant the WOFE an irrevocable and exclusive right to purchase, or designate one or more persons (including individuals, corporations, partnerships, partners, enterprises, trusts or non-corporate organizations) to purchase the equity interests in the VIEs then held by such Shareholder of the VIEs once or at multiple times at any time in part or in whole at the WOFE’s sole and absolute discretion to the extent permitted by Chinese laws at the price of RMB 1 or at the price of the minimum amount of consideration permitted by the applicable PRC law at the time when such purchase occurs. These three Agreements remain effective until all equity interests held by the shareholders of the VIEs in the VIEs have been transferred or assigned to the WOFE and/or its designees.

Loan Agreements

Pursuant to the three Loan Agreements, the WOFE agreed to lend each of the Shareholders of VIEs a loan only to subscribe to the registered capital of the VIEs. The repayment of the loan shall be made by permitting the WOFE to execute its exclusive right to purchase shares from the shareholders of the VIEs under the Exclusive Option Agreement as the repayment is equivalent to the consideration of the purchased shares. The term of these loans is 10 years, which may be extended upon mutual written consent of all parties.

Power of Attorney

Each Shareholder of the VIEs, executed a Power of Attorney agreement with the WOFE and the VIEs, whereby Shareholders of the VIEs irrevocably appoint and constitute the WOFE as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that Shareholders of the VIEs have in respect of their equity interests in the VIEs. These three Power of Attorney documents remain irrevocable and continuously effective and valid as long as the original shareholders of the VIEs remain as the Shareholders of the VIEs.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;
●	limit the Company’s business expansion in the PRC by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;
●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; and/or
●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC.

The Company’s ability to conduct its Online Marketplace business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIEs.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The following financial statement amounts and balances of the consolidated VIEs were included in the accompanying condensed consolidated financial statements after elimination of intercompany transactions and balances.

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD
Current Assets:
Cash and cash equivalents	674,477	2,394,869
Accounts receivable and contract assets, net	14,352	15,247
Prepayments and other assets	48,334	55,864
Amounts due from related parties	25,361,539	27,139,795
Total Current Assets	26,098,702	29,605,775
Property, equipment and software, net	35,449	53,888
Total Assets	26,134,151	29,659,663

Current Liabilities
Accrued expenses and other current liabilities	62,484	77,296
Taxes payable	(14,440)	11,909
Total Current Liabilities	48,044	89,205
Total Liabilities	48,044	89,205

	For the Six Months Ended September 30,
	2022	2021
	USD	USD
Net revenues	17,710	245,923
Net loss	(281,150)	(5,912,807)

	For Six Months Ended September 30,
	2022	2021
	USD	USD
Net cash provided by (used in) operating activities	(295,448)	3,329,978
Net cash provided by (used in) investing activities	—	35,879
Net cash provided by (used in) financing activities	(1,263,206)	(12,883,899)

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable and contract assets, impairment on long-term investments, valuation allowance for deferred tax assets, valuation of share-based compensation and allowance for loans receivable and other receivable.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

The Company follows the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2022, 2021 and 2020.

The Company’s long-term investments consist of equity securities and available-for-sale investments. For long-term investments without readily determinable fair value, the Company is not able to estimate fair value, hence, the Company uses the cost minus impairment method as alternative.

Revenue recognition

In February 2022, the Company started its business in the US market for the sale of medical devices. In May 2020, the Company launched its social e-commerce platform and built collaboration with domestic mainstream E-commerce marketplaces. The Company provides recommendation services by referring certain interested users to those marketplaces for high-quality and affordable branded products. Prior to business transformation, the Company through its P2P business offered online consumer lending-related service in fiscal year 2020, which was discontinued in fiscal year 2021 and disposed on December 30, 2020. The Company presents value added taxes (“VAT”) as a reduction of revenues.

Revenues generated are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Online marketplace services

●	Commission revenue

The commission services revenue primarily consists of commission fees charged to the online E-commerce marketplace for recommending users to purchase on their marketplaces, where the Company generally is acting as an agent and its performance obligation is to provide recommendation services for purchasing specified goods or services by those third-party sellers, is not responsible for fulfilling the promise to provide the specified goods or services, and does not have the ability to control the related shipping services when utilized by the third-party sellers. Upon successful sales, the Company will charge the online E-commerce companies a negotiated amount or a fixed rate commission fee based on the sales amount. Commission services revenues are recognized on a net basis at the point of receipt of products, net of a return allowance and incentives to consumers or channels.

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the six months ended September 30, 2022 and 2021, the total amount of incentives was US$16,152, US$52,451, respectively.

●	Recommendation service

The Company started to provide recommendation services by referring certain borrowers to Funding Partners in July 2019. Such services primarily include referral through the Company’s marketplace that directs users to third party financial institutions. The Company received a referral fee from the third-party financial institutions and such revenue was recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the years ended March 31, 2022, 2021 and 2020, the Company earned nil, nil and US$3,754,738 recommendation service revenue from its partnership with a financial services provider in China, or the Funding Partner, respectively. The Company has ceased to provide such recommendation services since November 2019.

●	Interest income

Started in August 2017, the Company lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans through its microlending business. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income from continuing operations was nil and US$186,888 for the six months ended September 30, 2022 and 2021, respectively, which was included as net revenues in the accompanying condensed consolidated statements of operations and comprehensive (loss) income.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

●     Sales of medical devices

Since February 2022, throught its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

Since April 2022, through its subsidiary Qingdao Akso engaged in the sales of medical devices such as cardioverter-defibrillators and anesthesia laryngoscope in the market of China. Qingdao Akso purchased devices in quantity and distributes products primarily to medical products dealers or end-users. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

●     Disaggregation of revenue

All of the Company’s revenue for the six months ended September 30, 2021 were generated from the PRC and for the six months ended September 30, 2022, the Company’s revenue were generated from US and PRC. The following table illustrates the disaggregation of revenue:

	For the Six Months Ended September 30,
	2022	2021
	USD	USD
Revenue
Commission service	17,710	59,664
Revenue from medical devices	11,858,313	—
Interest income	—	186,888
Total revenues	11,876,023	246,552
Tax and surcharges	(3,602)	(628)
Net Revenues	11,872,421	245,924

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are mainly receivables from online E-commerce marketplaces and recommendation services, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of September 30, 2022 and March 31, 2022, the allowance for uncollectible accounts receivable balance was US$62,505 and US$70,138, respectively.

Inventories

Inventories are comprised of finished goods, which are defibrillators and anesthesia laryngoscope, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of September 30, 2022, the Company determined that no allowance was necessary.

Loans receivable

Since August 2017, the Company engaged in the micro-lending business and target borrowers in the PRC. Loans receivable represent loans originated by the Company, which is due from the qualified individual borrowers. For the years ended September 30, 2022 and March 31, 2022, the total amount of new loans the Company issued was nil and nil. As of September 30, 2022, the loans have terms ranging from 12 months to 36 months with annual interest charges from 6% to 8%. Loans receivable are recorded at the historical carrying amount, net of allowance for uncollectible loans receivable.

The Company evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the lives of loans on an individual basis based on the Company’s past experiences, the borrowers’ financial position, their financial performance, and their ability to continue to generate sufficient cash flows. An allowance is established for the loans unable to collect. As of September 30, 2022, the Company believed that the outstanding loans were uncollectible and provided a full allowance on the loans receivable. As of September 30, 2022 and March 31, 2022, the allowance for uncollectible loans receivable balance was US$41,096,712 and US$46,115,732, respectively.

Non-accrual policies

Loan principal and interest receivable are placed on non-accrual status when payments are 90 days past due contractually. When loan principal and interest receivable is placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loan principal and interest receivable may be returned to accrual status when all of the borrower’s delinquent balances of loan principal and interest have been settled and the borrower continues to perform in accordance with the loan terms.

Charge-off policies

Loan principal and interest receivable are generally charged-off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In accordance with ASC 310-10-35-41, the Company determines that any loans with outstanding balance that are 180 days past due are deemed uncollectable and thereof charged-off. For the year ended March 31, 2019, in order to align the Company’s charge-off policy with ASC 310-10-35-41 and industry practice, the Company revised its charge-off policy such that all loans that are 180 days past due are therefore deemed uncollectible and charged-off.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment, net

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

Useful life
Office equipment	3-5 years

The Company eliminates the cost and related accumulated depreciation and amortization of assets sold or otherwise retired from the accounts and includes any gains or losses from disposal of property, equipment, and software in other income. The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments to equipment are capitalized.

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the six months ended September 30, 2022 and 2021.

Investment in equity securities

The Company’s investment in equity securities was mainly comprised of equity investments in privately held companies. Upon adoption of ASU 2016-01 on April 1, 2018, the Company elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in operations.

The Company also makes a qualitative assessment at the end of each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in the consolidated statements of operations and comprehensive (loss).

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the six months ended September 30, 2022 and 2021, the advertising and promotion expense was nil and US$3,534, respectively.

Research and development costs

The Company recognizes its research and development costs as service and development expense. Research and development costs are mainly labor costs of the research and development department. For the six months ended September 30, 2022 and 2021, research and development expense was US$64,767 and US$225,295, respectively, and included in service and development expense.

Service and development expense

Service and development expense consists primarily of research and development costs, including costs related to salaries, benefits and service costs directly relating to originating social e-commerce business. These expenses relate to credit assessment, maintenance and upgrading of our proprietary technology and risk management systems, live customer support, and third-party payment agent fees for fund management, payment, settlement and clearing services.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease

Upon the adoption of FASB ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or September 30, 2022.

ROU represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and comprehensive (loss). The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations (Note 20).

Share-based compensation

Under the Amended and Restated 2016 Equity Incentive Plan, the Company grants share options to the Company’s selected employees, and directors. Awards granted to employees with service conditions attached are measured at the fair value on the grant date and are recognized as an expense using straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as compensation expense in the period and thereafter when the performance goal becomes probable to achieve. Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as compensation expense over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share based compensation (Continued)

Binomial option-pricing models are adopted to measure the value of awards at each grant date or measurement date. The determination of fair value is affected by assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares are recorded as treasury stock. The cost of treasury stock is transferred to “additional paid-in capital” when it is re-issued for the purpose of share options exercised and share awards.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the years ended March 31, 2022, 2021 and 2020, the Company provided a full valuation allowance on the net deferred tax assets.

The Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Noncontrolling interests

Noncontrolling interest consists of 49% of the equity interest of We Healthy held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interest consist of the following:

	September 30,	March 31,
	2022	2022
	USD	USD
We Healthy	17,209	1,976

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributed to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The functional currency of the Company is United States Dollar. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States generally use their respective local currencies as their functional currencies. The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in “other income (expense)” in the consolidated statements of operations and comprehensive income. The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that any RMB amounts could have been, or could be, converted, realized or settled into USD at the rates used in translation.

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements.

	For the Six Months Ended September 30,
	2022	2021
US Exchange Rate
Period-end RMB	7.1135	6.4434
Period average RMB	6.7312	6.4646

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated financial results when making decisions about allocating resources and accessing performance of the Company based on two operating businesses and hence, the Company has two reportable segments.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$9,738,293 and US$13,843,088 as of September 30, 2022 and March 31, 2022, respectively.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant risks and uncertainties (Continued)

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, loan receivables, other receivables and prepayments and other assets. As of September 30, 2022, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$70,289) at each bank. As of September 30, 2022, the total amount not covered by issuance in the PRC was US$9,524,905. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of September 30, 2022, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of September 30, 2022, the amount not covered by issuance in the US was US$252,265. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Customer concentration risk

For the six months ended September 30, 2022, three customers accounted for 62.8%, 11.3% and 10.3% of the Company’s total revenues. For the six monthes end September 30, 2021, no customer accounted for more than 10% of the Company’s total revenues. As of September 30, 2022, two customers accounted for 83.0% and 16.9% of of the Company’s carrying amount of accounts receivable as of September 30, 2022. There was no customer of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts receivable as of March 31, 2022.

Vendor concentration risk

For the six months ended September 30, 2022, one vendor accounted for 100% of the Company’s purchase of medical devices business started in April 2022. There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of September 30, 2022 and March 31, 2022.

COVID-19 impacts

The global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected the Company’s business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that have significantly and negatively affected, and may continue to negatively affect, our various businesses in China and US. It is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted the new standard beginning April 1, 2020 using the modified retrospective transition approach. Based on the nature of the Company’s financial instruments within the scope of this standard, which are primarily accounts receivable, loans receivable and other receivables, the adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive loss (income) and consolidated statements of cash flows.

Note 3 – ACCOUNTS RECEIVABLE, NET

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD
Accounts receivable	7,991,089	85,386
Allowance for uncollectible accounts receivable	(62,505)	(70,139)
Accounts receivable, net	7,928,584	15,247

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 4 – LOANS RECEIVABLE, NET

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD
Loans receivable	41,096,712	46,115,732
Allowance for uncollectible loans receivable	(41,096,712)	(46,115,732)
Loans receivable, net - current	—	—

Movement of allowance for uncollectible loans receivable for six months ended September 30, 2022 is as follows:

For the Six Months Ended
September 30, 2022
USD
Balance at beginning of the year	46,115,732
Provision for allowance of uncollectible loans receivable
Foreign currency translation adjustments	(5,019,020)
Balance at end of the year	41,096,712

Note 5 – PREPAYMENTS AND OTHER ASSETS

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD
Rental and other deposits	71,694	558,614
Prepayments to suppliers and others	1,980,592	323,088
Interest receivable	—	2,055
Staff advances	—	4,203
Total prepayments and other assets	2,052,286	887,960

Note 6 – INVENTORIES

As of September 30, 2022,inventory consisted of finished goods, which were medical devices such as defibrillators and anesthesia laryngoscope, valued at US$899,555; while as of March 31, 2022, inventory consisted of finished goods, which were iHealth COVID-19 Antigen Rapid Tests, valued at US$7,795,822. The Company constantly monitors its potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of September 30, 2022.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 7 - OTHER RECEIVABLES

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD

Other receivables	4,118,816	24,621,834
Allowance for uncollectible other receivables	(4,118,816)	(4,621,834)
Other receivables, net	—	20,000,000
Other receivables – current	—	20,000,000
Other receivables – non-current	—	—

To further diversify our business, in July 2019, the Company entered into a business development agreement with a third-party vender named Beijing Jiuzheng Network Technology Co., Ltd for the purpose of expanding its loan recommendation service in the consumer financing market. Due to changes in market dynamics, both parties executed an amendment in November 2019 with the intention of establishing an e-commence online trading marketplace. In connection with the original agreement and subsequent amendment (the “Transactions”), a deposit of approximately US$30.9 million was paid to the counter party. The Transactions were reported to the Board afterwards in late November 2019. After reviewing the Transactions, the Board concluded that it is in the best interest for the Company to terminate the business cooperation with the vender in order to avoid significant expenditures and reduce uncertainties associated with the related business development. Meantime, an independent law firm was engaged by the Company’s Audit Committee to assess the independence of the counter party in the Transactions. The law firm’s assessment report concluded the counter party in the Transactions is not related to the Company. The Company therefore decided to terminate the agreement at the end of November 2019. Due to business disruption caused by COVID-19 pandemic, the Company, through a series of negotiations, finally entered a termination agreement with the vender on April 8, 2020. Pursuant to the settlement agreement, the Company terminated the Transactions with the vender. For the deposit made by the Company, the vender agreed to refund approximately US$15.5 million by May 2020 and the remaining balance shall be refunded on monthly basis of approximately US$693,905 in next two years with an annual interest charge of 2%. The repayment by the counterparty is guaranteed by a licensed guarantee company in the PRC with registered capital of approximately US$142.9 million. During the year ended March 31, 2022, the third-party vendor has refunded approximately a total of $6.1 million and the remaining balance of approximately US$4.6 million was estimated uncollectible due to the impact of COVID-19 pandemic on the third-party vendor. Therefore, the Company made a full allowance for the remaining balance of US$4.5 million for the year ended March 31, 2022. By the end of June 2022, the Company has initiated legal proceedings against Jiuzheng Company for its defaults. As of September 30,2022, the allowance for uncollectible other receivable changed to US4.1 million for the sake of exchange rate.

Note 8 – PROPERTY AND EQUIPMENT, NET

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD
Cost:
Office equipment	125,932	141,313
Total	125,932	141,313
Less: Accumulated depreciation	(89,624)	(85,880)
Property and equipment, net	36,308	55,433

Depreciation and amortization expense on property and equipment for six months ended September 30, 2022 and 2021 was US$13,835 and US$4,028, respectively.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 9 – LONG-TERM INVESTMENTS, NET

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD
Investments in equity security without readily determinable fair value
Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”) (a)	29,189,836	29,189,836
Musketeer Group Inc. (“Musketeer”) (b)	1,600,000	1,600,000
	30,789,836	30,789,836
Impairment on investments	(30,789,836)	(30,789,836)
Long term investments, net	—	—
(a)	On January 8, 2019, the Company signed an agreement to acquire a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”), a wholly owned subsidiary of Phoenix Financial Group Ltd (“Phoenix Finance”), which is unrelated to the Company, and operator of one of China’s leading peer-to-peer lending platforms, for a total consideration of approximately US$29 million (RMB 200 million). The acquisition was completed as of March 31, 2019 and the Company had an acquisition price payable to Phoenix Finance in the amount of US$14,289,371 as of March 31, 2019, which was fully paid in April 2019. Pursuant to the investment agreement, such investment is redeemable at the option of the Company if certain future performance condition cannot be met. The Company accounted the investment as investment in an equity security without readily determinable fair value. In light of the significant change in the regulatory environment in the PRC related to the peer-to-peer lending industry and the impact of COVID-19 on Phoenix Intelligent Credit, the investment has been impaired as of as of September 30, 2022 and March 31, 2022.
(b)	On August 9, 2018, the Company acquired a 19.99% equity stake in Musketeer Group Inc. (“Musketeer”), an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. The investment was accounted for using the cost method because the Company does not have any significant influence over Musketeer. Since Musketeer is a start-up company in its early stage, there was no readily determinable fair value. On August 14, 2019, Musketeer completed its registration for a peer-to-peer (P2P) lending platform with the Indonesian Financial Services Authority (OJK). In light of the significant changes of market conditions and the impact of COVID-19 in Indonesia, the investment has been impaired as of as of September 30, 2022 and March 31, 2022.

For the six months ended September 30, 2022 and 2021, the Company recognized impairment losses for the long-term investments of nil and nil, respectively.

NOTE 10 – RIGHT OF USE LEASE ASSETS

The Company had several operating leases for offices in the PRC. The related lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective April 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and the related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on our deficit as of March 31, 2020. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term. As of April 1, 2019, the Company recorded a ROU asset and lease liability of US$ 2,559,646.

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheets. On October 15, 2021, the Company entered into a lease agreement with a third party for was one year’s lease term. Pursuant to the lease agreement, the Company paid a total of US$934,871 rental fees in advance for the following year. For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Total lease expense amounted to US$447,394 and US$1,779 for the six months ened September 30, 2022 and 2021, respectively.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 11 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of	As of
	September 30, 2022	March 31, 2021
	USD	USD
Accrued payroll and benefits	340,892	114,839
Professional fees and other accrued expenses	840,223	826,966
Interest payable	1,263	127,244
	1,182,378	1,069,049

Note 12 – RELATED PARTY BALANCES AND TRANSACTIONS

As part of our corporate restructurings prior to our disposal of Hexin E-Commerce in December 2020, Mr. Ming Jia and Mr. Shiwei Wu transferred their equity interests of Wusu Company to Hexin E-Commerce, and therefore, Hexin E-Commerce became the sole shareholder of Wusu Company on November 20, 2020.

On December 16, 2020, Hexin Yongheng, Kuaishangche, Hexin E-Commerce, Xiaobo An, Xiaoning An, and Xiaobin Zhai entered into an assignment and assumption agreement. Pursuant to this agreement, Hexin Yongheng has agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB5.0 million (US$726,781). Upon the closing of the disposition, Kuaishangche became the primary beneficiary of and obtained control of Hexin E-Commerce, and as a result, assume all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce had in Wusu Company, which remained a consolidated variable interest entity of the Hexin Yongheng by way of the December 1, 2020 contractual arrangements. We closed the disposition of Hexin E-Commerce on December 30, 2020.

As a result of the Company’s P2P disposal and lease terminations, on October 15, 2020, the Company entered into a lease agreement with Mr. Xiaobo An, who provided office space to the Company at no charge. The lease term is 1 year.

As of March 31, 2021, the balance of amount due to related parties was US$2,968,782, which represented working capital the Company borrowed from the P2P business before its disposal. After disposal, the Company has repaid the remaining balance of US$ 2,968,782 in July 2021.

On July 13, 2021, Hexin Holding Limited, the shareholder of the Company owned by Mr. Xiaobo An, founder, Chairman and Chief Executive Officer of the Company, entered into a Share Purchase Agreement (“SPA”) with Webao Limited, a company incorporated in Hong Kong, China, to sell a total of 31,980,800 ordinary shares. After the transaction, the number of ordinary shares owned by Hexin Holding Limited decreased to nil accordingly.

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. As of March 31, 2022, the balance of amount due to related parties was US$2.0 million.

On January 24, 2022, the Company entered into a loan agreement with SOS Information Technology New York, Inc. (“SOS NY”), one of our senior management was the related party of SOS Limited, for a loan of US$35,200,000 with a 2% annual interest rate. The loan term was 1 year. For the fiscal year ended March 31, 2022, interest expense pertaining to the loan amounted to US$127,244. On July 27, 2022, the Company and SOS NY entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,513,849 of the principal amount together with all accrued but unpaid interest of US$358,751. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022.

Note 13 – EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions includes funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$89,325 and US$241,298 for the six months ended September 30, 2022 and 2021, respectively.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 14 – TAXES PAYABLE

	As of	As of
	September 30, 2022	March 31, 2022
	USD	USD
Income taxes payable	92,816	113,658
VAT payable	15,895	11,495
Other taxes payable	—	—
Total taxes payable (receivable)	108,711	125,153

Note 15 – INCOME TAXES

Cayman Islands

Akso Health was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

HK Hexindai and We Health are investment holding companies registered in Hong Kong and exempted from income tax on its foreign-derived income.

United States

The Company’s subsidiaries established in the U.S. are incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 6.5% for We Health established in New York, 0% for Akso Remote Medical and Akso Online MediTech established in Wyoming and 8% for Akso First Health established in Massachusetts. Akso Online MediTech had $1.1 million taxable income as of September 30, 2022, and other U.S. entities had no taxable income as of September 30, 2022.

PRC

The Company’s subsidiaries and VIEs established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law. The Company’s VIE Hexin Digital has been granted as the “high technology enterprise” status in 2020 and is qualified to a preferred income tax rate of 15% starting on October 1, 2020 for three years.

The Company’s basic and diluted loss per shares would have been lower by $0.01 per share for the six months ended September 30, 2022 and March 31, 2022, without the preferential tax rate reduction.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 16 – EARNINGS (LOSS) PER SHARE (“EPS” or “LPS”)

Basic EPS or LPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the outstanding shares for basic and diluted net earnings per share:

	For the Six Months Ended September 30,
	2022	2021
	USD	USD
Numerator:
Net income (loss) attributable to Akso Health Group’s shareholders	810,338	(8,916,114)

Denominator:
Weighted average number of ordinary shares outstanding-basic	68,598,050	50,675,357
Weighted average number of dilutive potential ordinary shares from share options	—	—
Weighted average number of ordinary shares outstanding-diluted	68,598,050	50,675,357
Basic earnings (loss) per common share	0.01	(0.18)
Diluted earnings (loss) per common share	0.01	(0.18)

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 17 – SHAREHOLDERS’ EQUITY

Akso Health was established under the laws of the Cayman Islands on April 25, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. As of September 30, 2022 and March 31, 2022 68,598,050 and 68,598,050 ordinary shares, respectively, were outstanding. On August 24, 2020, the Company amended the ratio of ADS representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change in the ADS ratio has the same effect as a one-for-three reverse ADS split. There was no change to our ordinary shares in connection with the change of the ADS ratio.

Private Placement

On August 9, 2021, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 6,340,000 units at a price of US$1.58 per unit, each unit consisting of three ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares with an initial exercise price of US$3.00, for an aggregate purchase price of approximately US$10.02 million (the “Offering”). On September 17, 2021, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$10.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $3.00, or for cash (the “Warrant Shares”). The Warrants may also be exercised on a cashless basis if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

Warrants

The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

As of September 30, 2022, the Company had 6,340,000 warrants outstanding to purchase 19,020,000 ordinary shares with weighted average exercise price of US$3.0 per warrant and remaining contractual lives of 4.0 year.

Following is a summary of the status of warrants outstanding and exercisable as of September 30, 2022:

		Weighted Average	Aggregate
	Warrants	Exercise Price	Intrinsic Value
Warrants outstanding, as of March 31, 2022	6,340,000	—	—
Issued	—	$3.0	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding, as of September 30, 2022	6,340,000	$3.0	—
Warrants exercisable, as of September 30, 2022	6,340,000	$3.0	—

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 18 – SHARE-BASED COMPENSATION

2016 Equity Incentive Plan

On April 1, 2016 (the “Award date”), to reward the Company’s employees and further align their interests with the Company in the future, the Company granted stock options to purchase 6,312,000 ordinary shares under the 2016 Equity Incentive Plan, adjusted for the nominal share issuance, to the Company’s officers, and key employees with the exercise price equal to US$1.28. The Company determined the grant date to be April 1, 2016 in accordance with ASC 718-10-20 and 718-10-25-5. It is because the Company and employee have reached a mutual understanding of the key terms and conditions of these stock option awards on April 1, 2016 including a specific exercise price and vesting and exercise conditions. All necessary approvals for the stock option awards were obtained and communicated to employees on April 1, 2016. Subsequently, after the board of directors declared a cash dividend of $0.40 per ordinary share (or US$0.40 per ADS) on July 23, 2018, the board of directors further approved an adjustment to the exercise price of outstanding options from US$1.28 to US$0.88. The Options vested and became exercisable in three equal installments with the first vesting commencement date being the later of the first anniversary of the grant date or the closing date of a Qualified IPO. Subject to the continued employment or service through each applicable vesting date of the option holder, shares subject to the Option shall become vested as to the remaining two-thirds of the total number of share options under the 2016 Equity Incentive Plan in two (2) substantially equal annual installments, with the first installment vesting on the second anniversary of the grant date and the second installment vesting on the third anniversary of the grant date; provided that a Qualified IPO shall have occurred on or prior to the second anniversary of the grant date. The maximum contractual term is 4 years from the April 1, 2016. These options expired on March 31, 2020 and cannot be exercised if they have not vested by the expiration date or the termination date of the options. If a Qualified IPO does not occur within two years of April 1, 2016, such option will immediately expire to the extent unvested. As vesting is triggered only upon a Qualified IPO, such unvested options will be forfeited.

The options contain an explicit service condition (i.e., the options vest at each of three years following a successful initial public offering) and a performance condition (i.e., the options can only be exercised upon successful completion of an initial public offering by employees that are still employed by the Company upon the completion of the initial public offering). Under ASC 718-10-55-76, if the vesting (or exercisability) of an award is based on the satisfaction of both a service and performance condition, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an initial public offering generally is not considered to be probable until the initial public offering is effective, no compensation cost will be recognized until the initial public offering occurs.

The Company has elected to recognize share-based compensation expense using a straight-line method for the entire employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date. Upon successful completion of a Qualified IPO, the Company will recognize share-based compensation for the portion of the requisite service that has been rendered as of that date for the portion for the period from April 1, 2016 to the date of the Completion of Qualified IPO on November 3, 2017. The Company is responsible for determining the fair value of options granted to employees and uses the Binomial option-pricing model assuming as of the valuation date, the fair market value per share was US$1.41, exercise price per share was US$1.28, the risk-free interest rate was 1.81%, and the dividend yield was 0%. For the options granted under 2016 Equity Incentive Plan, the expiry data was March 31, 2020, the life of option was 4 years and volatility was 47.4%.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 18 - SHARE-BASED COMPENSATION – (Continued)

2016 Equity Incentive Plan - continued

The following table sets forth the stock option shares activities under the Company’s 2016 Equity Incentive Plan for the years ended March 31, 2022, 2021 and 2020.

			Weighted
		Weighted	Average
		Average	Remaining		Aggregate
	Number of	Exercise	Life in	Grant Date	Intrinsic
	options	Price	Years	Fair Value	Value
		USD		USD	USD
Outstanding, March 31, 2019	4,986,078	1.18	1	3,403,827	7,954,959
Number of Exercise	(320,020)	1.03	1	(185,612)	—
Number of Expired, forfeited or cancelled	(345,104)	3.73	—	(237,392)	—

Outstanding, March 31, 2020	4,320,954	1.01	0.4	2,980,823	—
Number of Exercise	—
Number of Expired, forfeited or cancelled	(3,487,064)	0.96	—	(3,332,614)	—

Outstanding, March 31, 2021	833,890	1.23	—	(351,791)	—
Number of Expired, forfeited or cancelled	(242,492)	1.75	—	(253,337)	—

Outstanding, March 31, 2022	591,398	0.88	—	(605,128)	—
Number of Exercise	—		—		—
Number of Expired, forfeited or cancelled	—		—		—
Outstanding, September 30, 2022	591,398	0.88		(605,128)

Vested and exercisable, March 31, 2022	591,398	0.88	—	(605,128)	—
Vested and exercisable, September 30, 2022	591,398	0.88	—	(605,128)	—

Restricted Stock Units

During the year ended March 31, 2019, the Company granted 616,700 restricted stock units (“RSU”). One RSU represents one ordinary share of the Company. RSU are share awards that, upon vesting, will deliver to the holder shares of the Company’s ordinary shares. Some of the RSU were to be vested over three years, one third (1/3) vesting and exercisable upon the date of grant, and the remaining two-thirds (2/3) of RSUs equally vesting and exercisable upon each of the second and third anniversary of the grant date. Some of the RSU were exercisable upon the date of grant. The Company satisfies RSU vesting through the issuance of new shares.

During the year ended March 31, 2022, the Company granted 242,492 restricted stock units (“RSU”). One RSU represents three ordinary shares of the Company, and the RSU vested immediately. The Company satisfies RSU vesting through the issuance of new shares. During the years ended March 31, 2022, 242,492 RSU has been vested. As of September 30, 2022, the outstanding balance of RSU was nil.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 18 - SHARE-BASED COMPENSATION – (Continued)

2016 Equity Incentive Plan - (Continued)

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Restricted Shares	Weighted-average grant date fair value
		USD
Outstanding at March 31, 2018	—
Granted	616,700	9.26
Vested	(538,900)	9.26
Forfeited	—	—
Outstanding at March 31, 2019	77,800	9.26
Granted
Vested	(38,900)	9.26
Forfeited	(3,333)	9.26
Outstanding at March 31, 2020	35,567	9.26
Granted	—	—
Vested	(32,234)	9.26
Forfeited	(3,333)	—
Outstanding at March 31, 2021	—	—
Granted	727,476	1.62
Vested	(727,476)	1.62
Forfeited	—	—
Outstanding at March 31, 2022	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—
Outstanding at September 30, 2022	—	—

The fair value of the stock options and RSUs on the grant date was approximately US$4.7 million. The Company accrues the compensation cost based on the number of awards that are expected to vest. The estimated forfeiture rate for the awards in fiscal years ended March 31, 2022, 2021 and 2020 is 10.5%, 13.04 and 13.04%. The forfeiture rate is estimated based on the historical employee turnover rates and expectations about the future.

Stock based compensation

For the six months ended September 30, 2022 and 2021, the Company recognized nil and US$391,625 share-based compensation expense, respectively. As of September 30, 2022, there was no unrecognized compensation cost.

Note 19 – TREASURY STOCK

On December 10, 2018, the Company announced that its board of directors authorized a share repurchase program under which the Company may repurchase up to US$25 million of its ordinary shares in the form of American depositary shares (“ADS”) over the next 12 months. The Company repurchased an aggregate of 1,165,883 ADSs from the open market for a total consideration of US$3,988,370, which was recorded as treasury stock.

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 20 – RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of September 30, 2022 and March 31, 2022, the restricted net assets that are not available for distribution amounted to approximately US$89.5 million and US$89.5 million, respectively, which was included in the additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of September 30, 2022 and March 31, 2022, the statutory reserves amounted to US$485,211 and US$485,211, which was included as retained earnings in the accompanying condensed consolidated balance sheets.

Note 21 – COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of September 30, 2022 and March 31, 2022, no such contingent liabilities are assessed as probable.

Note 22 – SEGMENTS

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Effective from March 2022, the Company has determined that it has two operating segments for purposes of allocating resources and evaluating financial performance, which consists of: (1) online marketplace and (2) health devices. Prior period numbers are broken down for comparative purpose.

The following tables present summary information by segment for the six months ended September 30, 2022 and 2021:

	Online	Health
For the Six Months Ended September 30, 2022	marketplace	devices	Total
Net Revenues	$15,339	$11,857,082	$11,872,421
Cost of goods sold	—	10,731,201	10,731,201
Operating expenses	2,081,111	110,300	2,191,410
(Loss) income from operations	(2,209,990)	1,159,799	(1,050,190)
Depreciation and amortization	13,835	—	13,835
Total capital expenditures	$—	$—	$—

AKSO HEALTH GROUP AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Note 22 – SEGMENTS (Continued)

	Online	Health
For the Six Months Ended September 30, 2021	marketplace	devices	Total
Net Revenues	$245,924	$—	$245,924
Cost of goods sold	—	—	—
Operating expenses	8,715,752	—	8,715,752
(Loss) income from operations	(8,469,828)	—	(8,469,828)
Depreciation and amortization	4,028	—	4,028
Total capital expenditures	$4,825	$—	$4,825

Total assets as of:

	September 30,	March 31,
	2022	2021
Online marketplace	$1,723,312	$22,942,806
Health devices	19,183,982	27,736,978
Total Assets	$20,907,294	$50,679,784

Note 23 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of issuance of this condensed consolidated financial statements and does not identify events with material financial impact on the condensed consolidated financial statements.